UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2021    Commission File Number: 1-31402

CAE INC.
(Translation of registrant’s name into English)

8585 Cote de Liesse Saint-Laurent, Quebec Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: May 19, 2021    By:    /s/ Mark Hounsell     Name: Mark Hounsell
Title:    General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

99.1    Press Release
99.2(1)    Financial Statements for the year ended March 31, 2021
99.3    Management’s Discussion and Analysis for the year ended March 31, 2021

(1) The audit report of PricewaterhouseCoopers LLP dated May 19, 2021 on the annual financial statements of the registrant for its fiscal year ended March 31, 2021 that is being furnished as an exhibit to this Report on Form 6-K is the same report that has been prepared in accordance with applicable Quebec professional standards and included with the registrant’s audited annual financial statements that have been filed with Canadian securities regulatory authorities. The audit report contains certain information required by applicable Quebec professional standards that will not be included in the audit report prepared in accordance with applicable U.S. securities laws and the requirement of the Public Company Accounting Oversight Board that will be in the registrant’s annual report on Form 40-F for its fiscal year ended March 31, 2021.